June 12, 2019

Ken DeCubellis
Chief Executive Officer
Black Ridge Acquisition Corp.
110 North 5th Street, Suite 410
Minneapolis, MN 55403

       Re: Black Ridge Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed February 15, 2019
           File No. 001-38226

Dear Mr. DeCubellis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Jeffrey Gallant